06005176

SECUR SION

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/19/2004 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAYSHORE PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 E. LAS OLAS BOULEVARD, SUITE 1720
(No. and Street)

FORT LAUDERDALE FLORIDA 33301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL TURNER (954)358-3800 X 301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON,BROWN,ARGIZ & FARRA
(Name – *if individual, state last, first, middle name*)

301 E. LAS OLAS BOULEVARD FORT LAUDERDALE FLORIDA 33301
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL TURNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAYSHORE PARTNERS, LLC, as of FEBRUARY 27, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Janice P. Hayes

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
JANICE P. HAYES
MY COMMISSION # DD 274062
EXPIRES: January 30, 2008
1-800-3-NOTARY FL Notary Discount Assoc. Co.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYSHORE PARTNERS, LLC

TABLE OF CONTENTS:

BAYSHORE PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Bayshore Partners, LLC

We have audited the accompanying statement of financial condition of Bayshore Partners, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2005 and for the period from February 19, 2004 (date of inception) to December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayshore Partners, LLC at December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005 and for the period from February 19, 2004 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
February 17, 2006

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

BAYSHORE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 16,523
Prepaid expenses	12,382
	$ 28,905

LIABILITIES AND MEMBERS' EQUITY

CUSTOMER PREPAYMENT	$ 8,000
COMMITMENTS AND CONTINGENCIES	
MEMBERS' EQUITY	20,905
	$ 28,905

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE PERIOD
FROM FEBRUARY 19, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

	2005	From February 19, 2004 (Date of Inception) to December 31, 2004
ADVISORY FEE INCOME	$ 70,209	$ -
EXPENSES		
Overhead reimbursement	30,282	-
Professional fees	25,663	20,498
Regulatory expenses	9,057	5,518
Miscellaneous (income) expense	(53)	1,841
	64,949	27,857
NET INCOME (LOSS)	$ 5,260	$ (27,857)

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE PERIOD
FROM FEBRUARY 19, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

MEMBERS' EQUITY – FEBRUARY 19, 2004	$ -
CONTRIBUTIONS FROM MEMBERS	40,762
NET LOSS *	(27,857)
MEMBERS' EQUITY – DECEMBER 31, 2004	12,905
CONTRIBUTIONS FROM MEMBERS	2,740
NET INCOME	5,260
MEMBERS' EQUITY – DECEMBER 31, 2005	**$ 20,905**

* Represents deficit accumulated during the development stage.

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE PERIOD
FROM FEBRUARY 19, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

	2005	From February 19, 2004 (Date of Inception) to December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 5,260	$ (27,857)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses	(12,382)	-
Customer prepayment	8,000	-
TOTAL ADJUSTMENTS	(4,382)	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	878	(27,857)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from members	2,740	40,762
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,740	40,762
NET INCREASE IN CASH	3,618	12,905
CASH - BEGINNING OF PERIOD	12,905	-
CASH - END OF PERIOD	$ 16,523	$ 12,905

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

Bayshore Partners, LLC (the "Company") is a Florida limited liability company based in Fort Lauderdale, Florida. The Company was formed on February 19, 2004 and, for the purposes of presenting its financial statements as of December 31, 2004, the Company was reported as a development stage company. The Company was organized to operate as a registered broker/dealer in securities in the United States and provides merger and acquisition advisory services to shareholder and owners of companies as well as engages in the distribution of debt and equity securities of corporations and other entities through the private placement of such securities on a best efforts basis. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and the National Association of Securities Dealers, Inc. ("NASD").

Operations during the development stage entail expenditures for professional fees incurred in the creation of the Company and the application process for licensure as a broker and dealer in securities. The Company was a development stage company until approval of its registration with the SEC and NASD on October 25, 2004.

On January 24, 2005, the SEC granted the Company an exemption from filing annual audit reports for the year ended December 31, 2004 as the Company had not conducted a securities business in 2004.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Advisory fee income is recorded as earned based on agreed-upon terms with the Company's clients. Commission income and related clearing expenses are to be recorded in the accounts on a trade date basis.

Income Tax

The financial statements include only those assets, liabilities, and results of operations relating to the business of Bayshore Partners, LLC. The statements do not include any assets, liabilities, revenues or expenses attributable to the members' individual activities.

The Company files its income tax return as a partnership for federal income tax purposes. Consequently, the Company will not pay any federal income taxes as any income or loss will be included in the tax returns of the individual members.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax (Continued)

As stipulated in the Limited Liability Company Agreement, the Company should have a perpetual existence until it is dissolved and its affairs are wound up.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member account.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Advisory fee income from the Company's largest customer accounted for approximately 72% of total income, with the remaining two customers comprising the remaining 28% of income, during the year ended December 31, 2005. No amounts were receivable from these customers at December 31, 2005.

Consolidation of Variable Interest Entities

In December 2003, the Financial Accounting Standards Board issued FIN 46R, Consolidation of Variable Interest Entities. FIN 46R revised the original FIN 46 that was issued in January 2003. FIN 46R provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. Private companies with an interest in a variable interest entity that is subject to the provision of FIN 46R created on or before December 31, 2003, must implement the consolidation provisions within FIN 46R no later than the beginning of the first annual period beginning after December 15, 2004. Management has evaluated the implications of FIN 46R and determined that it has no impact on the Company's financial statements under its current arrangements.

NOTE 3. NET CAPITAL REQUIREMENT

The Company obtained licensure from the SEC and NASD to operate as a registered broker/dealer in securities in October 2004. As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company's "Net Capital" was $8,523 and the "Required Net Capital" was $5,000. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 0.94 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is party to a Services Agreement with a company under common ownership effective August 2005. Under this agreement, the Company reimburses the related company for overhead and salaries for shared personnel at stated rate of $2,094 per month for August through October 2005 and $12,000 per month starting in November 2005. The agreement is effective through July 2006. No balance was due the related company as of December 31, 2005.

ACCOMPANYING INFORMATION

BAYSHORE PARTNERS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

CREDITS	
Members' equity	$ 20,905
TOTAL CREDITS	20,905
DEBITS	
Prepaid expenses	12,382
TOTAL DEBITS	12,382
NET CAPITAL	8,523
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $8,000 OR $5,000, WHICHEVER IS GREATER	5,000
EXCESS NET CAPITAL	**$ 3,523**
Excess Net Capital @ 1,000%	**$ 7,723**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.94 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Customer prepayments	$ 8,000
	$ 8,000

BAYSHORE PARTNERS, LLC

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART IIA FILING AS OF DECEMBER 31, 2005

NET CAPITAL PER COMPUTATION, ON PAGE 9	$	8,523
Audit adjustment for customer prepayment		8,000
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$	16,523

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

Bayshore Partners, LLC is exempt from Rule 15c3-3 under (k)(2)(i) because a special account is to be maintained for the exclusive benefit of customers. During the year, the Company did not provide services to warrant the maintenance of such account.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

REQUIRED BY RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Bayshore Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Bayshore Partners, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles.

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
February 17, 2006